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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                         United Therapeutics Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   91307C 10 2
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

------------------
       (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 91307C 10 2                          13G                          PAGE 2 OF 6 PAGES
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           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1                  Martine A. Rothblatt
----------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)[ ]
2                                                                                  (b)[ ]
----------------------------------------------------------------------------------------------
3          SEC USE ONLY
----------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
4                  United States of America
----------------------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
NUMBER OF SHARES                                                               1,728,828
                                --------------------------------------------------------------
BENEFICIALLY                    6      SHARED VOTING POWER                      0

OWNED BY EACH
                                ---------------------------------------------------------------
REPORTING                       7      SOLE DISPOSITIVE POWER                  1,728,828
                                ---------------------------------------------------------------
PERSON WITH                     8      SHARED DISPOSITIVE POWER                 0
-----------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9                1,728,828

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                      [ ]
-----------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  8.57%
-----------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
12                IN
===============================================================================================
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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  CUSIP NO. 91307C 10 2                          13G                          PAGE 3 OF 6 PAGES
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ITEM 1(a).     NAME OF ISSUER:

               United Therapeutics Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1110 Spring Street
               Silver Spring, MD 20910

ITEM 2(a).     NAME OF PERSON FILING:

               Martine A. Rothblatt

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1110 Spring Street
               Silver Spring, MD 20910

ITEM 2(c).     CITIZENSHIP:

               United States of America

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of United Therapeutics Corporation, a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights attached to the Common Stock.

ITEM 2(e).     CUSIP NUMBER:

               91307C 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                      (a)  [ ]    Broker or dealer registered under Section
                                  15 of the Exchange Act.

                      (b)  [ ]    Bank as defined in Section 3(a)(6) of the
                                  Exchange Act.

                      (c)  [ ]    Insurance company as defined in Section 3(a)
                                  (19) of the Exchange Act.


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                      (d)  [ ]    Investment company registered under Section
                      8 of the Investment Company Act.

                      (e)  [ ]    An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

                      (f)  [ ]    An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)  [ ]    A parent holding company or control person
                      in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)  [ ]    A savings association as defined in Section
                      3(b) of the Federal Deposit Insurance Act;

                      (i)  [ ]    A church plan that is excluded from the
                      definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                      (j)  [ ]    Group, in accordance with  Rule 13d-1(b)(1)
                      (ii)(J).

                      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP.

        (a)    Amount beneficially owned:

               1,728,828 shares, which includes 17,660 shares held by reporting person's children, 370,324 shares held by reporting person's spouse (the beneficial ownership of which the reporting person disclaims), 595,665 shares that may be acquired upon exercise of certain options held by reporting person, and 128 shares that may be acquired upon exercise of certain options held by reporting person's spouse (the beneficial ownership of which the reporting person disclaims).

        (b)    Percent of class:

               8.57%

        (c)    Number of shares as to which such person had voting power:

               (i)    Sole power to vote or to direct the vote:  1,728,828

               (ii)   Shared power to vote or to direct the vote:  0

               (iii)  Sole power to dispose or to direct the disposition of:
               1,728,828

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               (iv)   Shared power to dispose or to direct the disposition
               of:  0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               None.

ITEM 10.       CERTIFICATION.

               None required. Reporting person filed pursuant to Rule 13d-1(d).



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  CUSIP NO. 91307C 10 2                          13G                          PAGE 6 OF 6 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 2001
                                    ------------------------------------


                                    /s/ Martine A. Rothblatt
                                    ------------------------------------
                                        Martine A. Rothblatt